FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 25 June 2004 – 2 July 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

Telecom Board membership change 29 June 2004

Telecom completes purchase of Gen-i 1 July 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	2 July 2004

MEDIA RELEASE

29 June 2004

Telecom Board membership change

Telecom today announced the resignation of director John King and the appointment of Wayne Boyd to its Board.

Mr Boyd will be joining the Board from 1 July and Mr King will retire on 30 September, Telecom Chairman Roderick Deane said today.

“We are delighted to be welcoming Wayne on board, particularly as we lose the experience and dedication that John King has brought to the Board.

“John has been on the Board since September 1990 and has made an enormous contribution to Telecom throughout its entire life as a public company.

“The Board has benefited for many years from John’s judgment and business knowledge and we’ll always be grateful to him,” Dr Deane said.

Mr Boyd currently chairs companies including Freightways, Auckland International Airport and Ngai Tahu Holdings. He is a member of a number of other boards including Tru-Test Corporation, the advisory board of Fairfax NZ and the Forsyth Barr Group.

He has served as a director of other groups including Sport & Recreation NZ, the New Zealand Hockey Federation and the NZ Blood Service.

Mr Boyd was also Chairman of the South Island Interim Development Group which was charged with the establishment of Meridian Energy.

The Board has determined that Mr Boyd will be an independent director as defined in the Telecom Board Charter and NZX Listing Rules.

Dr Deane also said that Telecom was changing its policy on directors’ retirement allowances.

Dr Deane said that with the resignation of Mr King and the appointment of a new director, the Board had reconsidered its policy of directors’ retirement allowances.

“Following a comprehensive review, we have decided to discontinue the retirement allowance for any new directors appointed to the board. The fees for new directors will be increased by 25% to reflect the absence of any retirement allowance. The incremental amount paid to new directors would be required to be invested in Telecom shares,” Dr Deane said.

“This increase was set after independent verification that the amount of the increase fairly reflected the fact that new directors would not be entitled to a retiring allowance.”

The amount of fees and retirement allowances for existing directors remain unchanged. Existing directors will receive a retirement allowance when they retire from the board, calculated in accordance with the policy that prevailed at the time they were appointed and in accordance with Telecom’s Constitution and the NZX listing rules.

“We expect to be making another appointment to the Board in the near future,” Dr Deane said.

ENDS

For more information please call

John Goulter

Public Affairs & Government Relations Manager

04 498 9369

027 232 4303

1 July 2004

MEDIA RELEASE

Telecom completes purchase of Gen-i

Telecom today completed the purchase of IT-solutions provider Gen-i from Cullen Investments for $62.3 million.

Telecom Chief Information Officer Mark Ratcliffe said Telecom had completed its due diligence assessment on Gen-i and is pleased with the results.

“Gen-i is a smart acquisition for Telecom because of its complementary skills, expertise and culture,” Mr Ratcliffe said.

“Gen-i has been extremely successful in the corporate and medium enterprise markets and has a high level of capability in systems integration, procurement, IT training, central support and field services.

“The focus is now on building a new organisation that represents the best of the best components of both Telecom Advanced Solutions (TAS) and Gen-i for our customers and our people.”

“In the short-term, our aim is to ensure that customers keep receiving high levels of service and we are certain that in the very near future the outcomes of the acquisition will further enhance both the levels of service and the breadth of products and services we can provide for them.”

“Telecom had now established a joint Gen-i and TAS led team to manage the merger process,“ Mr Ratcliffe said.

“In the future Telecom will focus on the Gen-i brand for ICT and merge the business unit under Gen-i’s name,” Mr Ratcliffe added.

Before acquisition, Gen-i had approximately 716 staff across nine locations in both New Zealand and Australia and provided total technology solutions from consultation, design and development through to implementation, support and training to large corporate and public sector clients.

Gen-i earned revenues of $155 million and EBITDA1 of $7 million for the year ended April 2004 and has forecast revenues of around $170 million and EBITDA of approximately $11 million for the year ended April 2005.

Telecom Advanced Solutions is Telecom’s dedicated New Zealand information and communication technologies business.

Its capability includes mobile and commerce applications, IP and Internet security, ICT infrastructure, hosting and storage solutions, contact centre solutions, and wireless, data and voice services.

ENDS

For more information, please contact:

Sarah Berry

Media Relations Executive

Telecom

04 498 9481

027 470 7900

sarah.berry@telecom.co.nz

[1]	Earnings Before Interest Tax Depreciation and Amortisation